Exhibit 99.1

Article 26 was amended by special resolution approved by the Shareholders at the Annual General and Special Meeting of the Company held on April 20, 2022.

26. The quorum for the transaction of business at a general meeting is two individuals present at the commencement of the meeting holding or representing by proxy the holder or holders of shares carrying not less than one-fourth of the votes eligible to be cast at the meeting.

Article 88A was added by special resolution approved by the Shareholders at the Annual General and Special Meeting of the Company held on April 20, 2022.

88A. In addition to any delivery method for a notice provided herein in these Articles, and unless the Business Corporations Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by the Company to a member or director may be sent by any one of the following methods:

(a) sending the record by facsimile to the facsimile (fax) number provided by the intended recipient for the sending of that record or records of that class;

(b) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(c) physical delivery to the intended recipient; or

(d) as otherwise permitted by any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states in the United States that is applicable to the Company and all regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.